Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Alberto Culver Company Retirement Plans’ Committee and

Administrator of the Alberto Culver 401(k) and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (no. 333-138794) on Form S-8 of Alberto-Culver Company of our report dated June 29, 2010 with respect to the statements of net assets available for benefits of the Alberto Culver 401(k) and Profit Sharing Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Delinquent Participant Contributions as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Alberto Culver 401(k) and Profit Sharing Plan.

/s/ KPMG LLP

Chicago, Illinois
June 29, 2010